SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CENTRE CAPITAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   156266-11-6
                                 (CUSIP Number)

                          EQUITABLE ASSETS INCORPORATED
                          35 BARRACK ROAD, THIRD FLOOR
                               BELIZE CITY, BELIZE
                                 (281) 933-4784
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 3, 2000
              (Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box Q.

     Check the following box if a fee is being paid with this statement Q. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO.  156266-11-6                13  D
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     1     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE
           PERSONS:

           Equitable Assets Incorporated
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                       (a)  [_]
                                                                       (b)  [X]
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     3     SEC  USE  ONLY

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     4     SOURCE  OF  FUNDS
           OO  Issuance pursuant to certain Zeolite Purchase Agreements.
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           Belize
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 NUMBER  OF       |  7    SOLE  VOTING  POWER               1,800,000
  SHARES          |-------------------------------------------------------------
BENEFICIALLY      |  8    SHARED  VOTING  POWER             -0-
OWNED BY EACH     |-------------------------------------------------------------
  REPORTING       |  9    SOLE DISPOSITIVE POWER            1,800,000
PERSON   WITH     |-------------------------------------------------------------
                  | 10    SHARED  DISPOSITIVE  POWER        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,800,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.1 percent
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON
              CO
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ITEM  2.     IDENTITY  AND  BACKGROUND.

     Equitable Assets Incorporated is a Belize corporation which has its principal office and place of business at 35 Barrack Road, Third Floor, Belize City, Belize. Equitable Assets Incorporated is a business corporation involved in mining and investments. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The consideration for the common stock of the Issuer acquired by the reporting person was pursuant to a Zeolite Purchase Agreement between the Issuer and the reporting person dated July 3, 2000, and a Zeolite Purchase Agreement between the reporting person and Jeannette Jimenez dated July 7, 2000, whereby the reporting person was paid a fee of $2,400,000 for the sale of zeolite mineral. Shares of the common stock of the Issuer were included in the fee.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The reporting person acquired 1,000,000 shares of the common stock of the Issuer pursuant to a Zeolite Purchase Agreement between the Issuer and the reporting person dated July 3, 2000, and 800,000 shares of the common stock of the Issuer pursuant to a Zeolite Purchase Agreement between the reporting person and Jeannette Jimenez dated July 7, 2000, whereby the reporting person was paid a fee for the sale of zeolite mineral. Shares of the common stock of the Issuer were included in the fee.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The reporting person owns 1,800,000 shares of the common stock of the Issuer. The reporting person has the sole voting power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person acquired 1,000,000 shares of the common stock of the Issuer pursuant to a Zeolite Purchase Agreement between the Issuer and the reporting person dated July 3, 2000 (with a corresponding Assignment and Registration Rights Agreement), and 800,000 shares of the common stock of the Issuer pursuant to a Zeolite Purchase Agreement between the reporting person and Jeannette Jimenez dated July 7, 2000 (with a corresponding Assignment), whereby the reporting person was paid a fee for the sale of zeolite mineral. Shares of the common stock of the Issuer were included in the fee.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  exhibit  is  attached  to  this  report:

     1. Zeolite Purchase Agreement dated July 3, 2000, between Equitable Assets Incorporated and the Issuer.

     2. Assignment dated July 3, 2000, between Equitable Assets Incorporated and the Issuer.

     3. Registration Rights Agreement dated July 3, 2000, between Equitable Assets Incorporated and the Issuer.

     4. Zeolite Purchase Agreement dated July 7, 2000, between Equitable Assets Incorporated and Jeannette Jimenez.

     5. Assignment dated July 7, 2000, between Equitable Assets Incorporated and Jeannette Jimenez.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              EQUITABLE  ASSETS  INCORPORATED


                                              /s/  Louis  G.  Mehr
                                              ----------------------------------
                                              Louis  G.  Mehr,  President


Dated:  July 7, 2000.


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